Exhibit 99.3

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
STRATASYS LTD. C/O STRATASYS, INC. 7665 COMMERCE WAY EDEN PRAIRIE, MN 55344-2020

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STRATASYS LTD.
The Board of Directors recommends a vote FOR Proposals 1, 2, 3, 4, 5 and 6.		For	Against	Abstain

1.

Re-election or election of the following nominees to serve as directors of Stratasys Ltd. (the “Company”) until the next annual general meeting of shareholders:

1a. Dov Ofer

1b. S. Scott Crump

1c. John J. McEleney

1d. Ziva Patir

1e. David Reis

1f. Michael Schoellhorn

1g. Yair Seroussi

1h. Adina Shorr

		☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

2.	Approval of an increase by 1,300,000 in the number of ordinary shares available for issuance under the Company’s 2012 Omnibus Equity Incentive Plan	☐	☐	☐

3.	Adoption of an Employee Share Purchase Plan, under which 5,200,000 ordinary shares will be available for purchase by the Company’s employees	☐	☐	☐

4. 4A.

Adoption of the Company’s updated Compensation Policy

for Executive Officers and Directors

The undersigned shareholder confirms that he/she/it is not a “controlling shareholder” (under the Israeli Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement) in the approval of Proposal 4 [MUST COMPLETE].

		☐ For ☐	☐ Against ☐	☐

5.	Approval of a modified annual compensation package for the present and future non-employee directors of the Company	☐	☐	☐
6.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2021 and additional period until next annual meeting	☐	☐	☐

For address changes/comments, mark here (see reverse side for instructions).
Please indicate if you plan to attend this meeting		Yes ☐	No ☐

NOTE: PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” IN ITEM 4A ABOVE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 4.

If you are a controlling shareholder or have a conflict of interest in the approval of Proposal 4, you should check the box “AGAINST” in Item 4A above. Under the Israeli Companies Law, your vote on Proposal 4 will not be counted unless you check either such box in Item 4A.

Please see “Required Vote” in Proposal 4 in the Proxy Statement for more information.

NOTE: The undersigned furthermore appoints the proxies named on the reverse side to vote on its behalf upon such other matters as may properly come before the 2021 Annual General Meeting of Shareholders of Stratasys Ltd. (the “Annual Meeting”) or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the Notice of 2019 Annual General Meeting was published via press release and Form 6-K on October 13, 2021.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

STRATASYS LTD.
2021 Annual General Meeting of Shareholders
5:00 p.m. Israel Time
November 23, 2021

Meitar Law Offices
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

To obtain directions to the location of the 2021 Annual General Meeting of Shareholders, you can contact Investor Relations at:

Stratasys Ltd.
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attn: Yonah Lloyd – Chief Communications Officer and Vice President- Investor Relations
Email: Yonah.Lloyd@stratasys.com

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020	1 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel

PROXY

The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the “Company”), hereby appoints Lilach Payorski, David Chertok and Jonathan M. Nathan, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned יholds of record as of October 15, 2021, at the 2021 Annual General Meeting of Shareholders of the Company to be held at 5:00 p.m., Israel time, on November 23, 2021 and any adjournments thereof, as indicated on the reverse side.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3, 4, 5 AND 6, AS DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

If you have any question concerning how to complete or submit this proxy, please contact Yonah Lloyd, the Company’s Vice President of Investor Relations, at Yonah.Lloyd@stratasys.com.

Address Changes/Comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side